Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com



05011172

2 September 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not advised

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Not advised

5) Number of shares/amount of stock acquired

   Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

   Negligible

7) Number of shares/amount of stock disposed

   N/A

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    1 September 2005

12) Total holding following this notification

    58,241,200

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

    8.04%

14)   Any additional information

15)   Name of contact and telephone number for queries

      Laura Jackson – 020 7659 6030

16)   Name of authorised company official responsible for
      making this notification

      Laura Jackson, Company Secretariat

      Date of notification 1 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not advised

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Not advised

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

   N/A

7) Number of shares/amount of stock disposed

   Not advised

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    2 September 2005

12) Total holding following this notification

    56,374,763

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

    7.78%

14)   Any additional information

15)   Name of contact and telephone number for queries

        Laura Jackson – 020 7659 6030

16)   Name of authorised company official responsible for
        making this notification

        Laura Jackson, Company Secretariat

        Date of notification 5 September 2005